File number 82 - 524

82-34640

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

03 OCT -9 AM 7:21

Securities and Exchange Commission
Office of International Corporate Fin[redacted]
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

2 October 2003

03032635

SUPPL

Dear Sir

Friends Provident plc - File number ~~82 - 524~~

Since our previous submission to you on 22nd September 2003 and pursuant to rule 12g3 - 2(b) of the Securities and Exchange Act of 1934, please find enclosed a recent press release to the London Stock Exchange.

Review UK Distribution - 1st October 2003

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 10/28

LSE / SecExch: SecExch 021003

Company	Friends Provident PLC
TIDM	FP.
Headline	Review UK Distribution
Released	12:10 1 Oct 2003
Number	4068Q

1 October 2003

FRIENDS PROVIDENT TO REVIEW UK DISTRIBUTION STRUCTURE

Friends Provident, one of the UK's leading life and pensions groups, has announced a review of its UK distribution structure that is likely to result in the closure of its direct sales force. The review is driven by proposed changes to the way financial services products are distributed. The alignment of Friends Provident's sales strategy to the future market place is expected to achieve greater cost and operational efficiency and to continue its successful business momentum.

The current industry regulatory reviews are expected to change the model for distribution of financial services in the UK, enabling new types of independent and tied financial adviser status. It is also envisaged that the regulatory changes will continue the acceleration away from direct sales distribution. As a result, Friends Provident's focus for its future distribution will remain on Independent Financial Advisers and through an enlarged Appointed Representative channel. This includes seeking arrangements with strategic partners and using Friends Provident's expertise and experience in those channels where it retains regulatory responsibility.

Friends Provident therefore expects that its direct sales force will close. Around half of the advisers will be offered the opportunity to switch to self-employed Appointed Representative status. This would improve flexibility as some fixed costs become variable. It should also result in some overall cost savings and improved profitability.

Friends Provident is currently consulting with both Amicus and staff on the outcome of the review. The review, which includes the sales support functions, is expected to be concluded on 19 November 2003, at which time a further announcement will be made.

- Ends -

For further information, please contact:

Ben Gunn	Managing Director	01392 283 603
Nick Boakes	Director of Group Communications	020 7760 3130
Di Skidmore	Manager, Corporate Media Relations	01306 654 483
Jim Murdoch	Manager, Retail Communications	01722 311 447

Ref: D129

Notes to Editors

Friends Provident

Friends Provident plc, founded in 1832, is one of the UK's leading financial services groups and a member of the FTSE 100 Index of leading UK companies. As at 30 June 2003, the company's market capitalisation was over £2bn.

Friends Provident has two core businesses: Friends Provident Life and Pensions (FPLP), which offers life and pensions products distributed via Independent Financial Advisers, controlled channels and business partnerships; and ISIS Asset Management plc, which manages assets valued in excess of £60bn as at 30 June 2003. ISIS markets a wide range of investment products to both personal and institutional customers. Friends Provident plc has a majority shareholding of 67% in ISIS Asset Management plc.

Key Strengths

- Top UK player in Life & Pensions and Asset Management and top 3 player in Offshore Life & Pensions.
- Diversified business model providing strong and consistent revenue streams.
- Award winning service initiatives and FP's market leading technology continue to building key partnerships and increasing cost efficiencies.
- Focused product lines and sources of revenue to minimize risks and maintain growth.
- Strong credit ratings – S&P A+ and Moody's A2 with stable outlook.
- Growing market opportunities - demographics, pension provisions, shift from DB to DC, Multi-ties.

END